Exhibit 99.2

Contents

The Galapagos group

Galapagos NV • H1 Report 2020

Letter from the management

Dear shareholders,

We are very grateful that Galapagos remains well positioned to weather the storm, while facing challenges in view of the pandemic. In fact, just recently, we achieved, for the first time in the history of Galapagos, a positive opinion from the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP1) for our investigational rheumatoid arthritis (RA) drug filgotinib. The positive CHMP opinion is a crucial step toward European approval.

We are all very proud of this important milestone, which is a great reward after fifteen years of development of filgotinib. I want to thank and congratulate the Galapagos teams who have worked tirelessly to make this happen, and together with our collaboration partner Gilead, we look forward to bringing filgotinib to European patients suffering from moderate to severe RA, if approved by the European Commission.

We are encouraged by the positive CHMP opinion for filgotinib in RA, and await regulatory decisions in the EU, U.S. and Japan, expected in H2 2020.

In the second quarter, Gilead and we announced positive topline results from the SELECTION trial in patients suffering from ulcerative colitis (UC) – the first Phase 3 inflammatory bowel disease (IBD) read-out for filgotinib, and a second potential indication for commercialization. The SELECTION results demonstrate that patients receiving filgotinib 200 mg achieved clinical remission at Week 10, and both the filgotinib 100 mg and 200 mg dose maintained remission through Week 58 in a significantly higher proportion of patients compared to placebo. We are very pleased that filgotinib has the potential to help UC patients to achieve a meaningful and sustained improvement in treatment response, including those refractory to multiple treatment options, and look forward to presenting more detailed results at a future scientific conference.

After a pause in recruitment due to COVID-19 in DIVERSITY and PENGUIN - the ongoing filgotinib trials in Crohn’s disease and psoriatic arthritis - Gilead recently restarted recruiting patients at select sites, and enrollment into the MANTA and MANTA-RAy studies has been concluded. We anticipate that Gilead will start the global Phase 3 program with filgotinib in ankylosing spondylitis (AS) in the second half of 2020.

Moving beyond filgotinib, we are making significant progress with our other clinical programs.

Our global Phase 3 ISABELA program in idiopathic pulmonary fibrosis (IPF) with ziritaxestat continues to recruit. While we see a slowdown in recruitment rates due to COVID-19, we remain on track for the futility analysis planned for the first half of 2021.

1  Committee for Medicinal Products for Human Use

Galapagos NV • H1 Report 2020

Furthermore, we are on track to report topline results from three patient trials in the second half of 2020. First, we anticipate the readout from the Phase 2a NOVESA trial with ziritaxestat in systemic sclerosis (SSc); secondly, the results from the PINTA Phase 2 trial with GLPG1205 in IPF; and finally, together with our collaboration partner Servier, we aim to release topline results of the ROCCELLA Phase 2b trial with GLPG1972 in patients with knee osteoarthritis (OA).

Our earlier-stage pipeline is also advancing well. In our growing fibrosis portfolio, we nominated an additional preclinical candidate, GLPG4586 – the first compound emerging from our collaboration with Fibrocor.

With regard to Toledo, our innovative program in inflammation, we recently nominated an additional preclinical candidate of the Toledo family, GLPG4605, a selective TOL2/TOL3 compound, and remain excited about the dual mechanism of action observed with the Toledo family of compounds.

Our balance sheet remains very strong with a cash position of €5.6 billion to support our R&D activities and the further ramp-up of our commercial organization. Receiving a positive CHMP opinion is a major step toward delivering on our promise to become a fully-integrated biopharma company, and we are ready. In the past two years, we built a strong team from the ground up to roll out the commercialization of filgotinib, and we are looking forward to bringing filgotinib to RA patients, hand in hand with our European co-commercialization partner Gilead.

Operational overview Q1 2020

We refer to our Q1 2020 report.

Operational overview Q2 2020

In inflammation

●	Collaboration partner Gilead resumed recruitment in the ongoing filgotinib trials, DIVERSITY and PENGUIN, at select trial sites
●	Presented data from the 52 Week FINCH 1 and 3 Phase 3 trials at EULAR[2], together with Gilead, demonstrating sustained efficacy and a consistent safety profile of filgotinib across patient populations. Also presented an integrated safety analysis for over 4,500 patient years’ exposure, highlighting the long-term safety profile of filgotinib in RA
●	Completed recruitment into the MANTA and MANTA-RAy trials

In fibrosis

●	Nominated a new preclinical candidate, GLPG4586, with undisclosed novel mode of action in fibrosis. This is the first candidate to emerge from the Fibrocor collaboration
●	Nominated a new preclinical candidate of the Toledo family, GLPG4605, a selective TOL2/TOL3 compound
●	Continued recruitment in the ISABELA Phase 3 program in IPF with ziritaxestat; on track for futility analysis in H1 2021

2  European League Against Rheumatism (EULAR) E-Congress

Galapagos NV • H1 Report 2020

Corporate & other

●	On April 28, 2020, Galapagos held its annual (ordinary) and extraordinary shareholders’ meetings. All agenda items were approved, including the appointment of Dr. Elisabeth Svanberg as independent director and the remuneration policy and -report. Furthermore, the extraordinary shareholders’ meeting resolved to amend the articles of association in light of the new Belgian Code of Companies and Associations. A two-tier governance structure was introduced, with the supervisory board replacing the board of directors, and the management board replacing the executive committee
●	Created new subscription right[3] plans, offering all Galapagos employees the opportunity to participate
●	Raised €17.9 million from subscription right exercises

Recent events

●	Received positive CHMP opinion from the European Medicines Agency for filgotinib 100 mg and 200 mg in RA adult patients who have responded inadequately to, or who are intolerant to one or more disease-modifying anti-rheumatic drugs (DMARDs). Filgotinib may be used as monotherapy or in combination with methotrexate (MTX)

H1 2020 financial result

Revenues and other income

Our revenues and other income for the first six months of 2020 amounted to €224.6 million, compared to €108.5 million for the first six months of 2019. Revenues (€201.8 million for the first six months of 2020 compared to €91.8 million for the first six months of 2019) were higher mainly due to the revenue recognition of the upfront payment received from Gilead in August 2019 related to (i) the exclusive access to our drug discovery platform during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 outside Europe, and (ii) additional consideration received for the extended cost sharing for filgotinib.

Other income increased (€22.8 million for the first six months of 2020 vs €16.7 million for the first six months of 2019), mainly driven by higher income from R&D incentives.

Results

We realized a net loss of €165.6 million for the first six months of 2020, compared to a net loss of €95.9 million in the first six months of 2019.

We reported an operating loss amounting to €130.8 million for the first six months of 2020, compared to an operating loss of €97.6 million for the first six months of 2019.

Our R&D expenditure in the first six months of 2020 amounted to €265.9 million, compared to €177.6 million for the first six months of 2019. This planned increase was mainly due to an increase in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs. Furthermore, personnel costs increased explained by a planned headcount increase following the growth of our R&D activities and increased cost of our subscription right plans. This last factor, together with increased costs from the preparation of the commercial launch of filgotinib in Europe, contributed to the increase in our G&A and S&M expenses, which were €89.5 million in the first six months of 2020, compared to €28.6 million in the first six months of 2019.

We reported a non-cash fair value loss from the re-measurement of initial warrant B issued to Gilead, amounting to €21.1 million, mainly due to the increased implied volatility of the Galapagos share price.

3  “Subscription rights” is the new term for instruments formerly referred to as “warrants”, under the new Belgian Code of Companies and Associations.

Galapagos NV • H1 Report 2020

Net other financial loss in the first six months of 2020 amounted to €13.0 million, compared to net other financial income of €1.8 million for the first six months of 2019, which was primarily attributable to negative changes in (fair) value of current financial investments of €12.5 million.

Cash position

Current financial investments and cash and cash equivalents totaled €5,566.5 million on June 30, 2020 (€5,780.8 million on December 31, 2019).

A net decrease of €214.3 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2020, compared to a net decrease of €142.9 million during the first six months of 2019. This net decrease was composed of (i) €230.5 million of operational cash burn4, (ii) €23.3 million of cash proceeds from capital and share premium increase from exercise of subscription rights in the first six months of 2020, and (iii) €7.1 million of negative changes in (fair) value of current financial investments and unrealized positive exchange rate differences.

Finally, our balance sheet as at June 30, 2020 held a receivable from the French government (Crédit d’Impôt Recherche5), and a receivable from the Belgian Government for R&D incentives for a total of €116.6 million.

Outlook 2020

The remainder of the year will be a newsflow rich period for Galapagos.

Following the positive CHMP opinion for filgotinib in RA, we anticipate the potential approval of filgotinib by the European Commission in 2020. We also expect decisions from the U.S. and Japanese authorities before year-end, and continue full steam ahead with the preparations for our commercial launch in the Benelux and EU5, hand in hand with our co-commercialization partner Gilead. We anticipate that Gilead will start the global Phase 3 program with filgotinib in ankylosing spondylitis (AS) in the second half of 2020.

We expect to report topline results from three patient trials later in 2020. Within our fibrosis portfolio, we anticipate reporting topline results from the PINTA Phase 2 trial with GLPG1205 in idiopathic pulmonary fibrosis (IPF) and, together with collaboration partner Gilead, from the NOVESA Phase 2a trial with ziritaxestat in systemic sclerosis (SSc). Also in the second half of 2020, we and Servier expect to report topline results from the ROCCELLA Phase 2b trial of GLPG1972 in knee osteoarthritis (OA), and upon successful completion of this trial, Gilead has the option to license development and commercialization rights in the U.S. for GLPG1972.

With regard to Toledo, our novel program in inflammation, we still expect to launch several proof-of-concept patient trials with GLPG3970 in the second half of this year, with topline data expected in the first half year of 2021. Pending the successful start of these trials, we intend to share more information on the Toledo program, including the target and more preclinical data, before year-end.

We retain our 2020 operational cash burn guidance of €400-€430 million, which includes $205 million in potential milestone payments subject to regulatory approvals of filgotinib.

With respect,

Onno van de Stolpe

CEO

4  We refer to the note on the cash position of our condensed consolidated interim financial statements for an explanation and reconciliation of this alternative performance measure.

5  Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government.

Galapagos NV • H1 Report 2020

COVID-19 impact

In light of the ongoing COVID-19 pandemic, we are committed to keeping our stakeholders informed as the situation evolves. We see the following impact at this point in time:

●	Staff
Galapagos has strong measures in place to help prevent spread of the virus and protect the health of our staff. We rolled out our global and site business continuity plans and took appropriate recommended precautions and restrictions, including suspending almost all travel. In practice, this means that most of our employees are working from home, with the exception of lab personnel and skeleton IT and facility team to ensure safety and operational continuity essential to keep research going. For those employees, we have stringent cleaning and sanitation protocols in place, and we strictly respect social distancing policies at all times, in order to minimize risk of exposure.
●	Clinical trials
We have a business continuity plan for our non-clinical studies and clinical trials, including a pandemic response plan. Given the pandemic, we decided to pause the start of early stage trials temporarily, but are currently planning to initiate them in the second half of the year, including the Phase 2 Toledo trials with GLPG3970. We continuously monitor the situation, always putting patients’ safety and needs front and center, and our teams are working hand in hand with our CROs and clinical trial sites to define next steps. Our collaboration partner Gilead is restarting enrollment into the filgotinib trials at select clinical trial sites, always keeping patients’ safety in mind. This includes the Phase 2 and Phase 3 trials of filgotinib in Crohn’s disease (DIVERSITY), the Phase 3 in psoriatic arthritis (PENGUIN), and the Phase 2 trial in uveitis. While the MANTA and MANTA-Ray trials are fully recruited, we cannot exclude potential delays in read-outs in light of COVID-19.
●	Filgotinib in RA - filing process
Regulatory decisions in the U.S. and Japan are expected before year-end. As with all applications, but particularly during these difficult circumstances, potential approval timings are subject to change. Gilead also confirmed that all sites involved in the manufacturing of filgotinib are established sites that manufacture Gilead marketed products, are in good standing with the FDA, and are GMP certified.
●	Commercial organization Build-up of our commercial operations in the EU5 countries and the Benelux to prepare for the potential launch of filgotinib continues as planned.

Galapagos NV • H1 Report 2020

At a glance

Key figures (IFRS) Galapagos group (unaudited)

(Euro in thousands, if not stated otherwise)
INCOME STATEMENT	Second quarter of 2020	Second quarter of 2019	Six months ended June 30, 2020	Six months ended June 30, 2019	Full year 2019
Revenues	103,600	58,738	201,773	91,785	844,985
Other income	14,059	8,852	22,802	16,724	50,905
R&D expenditure	(149,114)	(94,372)	(265,877)	(177,567)	(427,320)
S, G&A expenses	(54,759)	(17,585)	(89,497)	(28,552)	(98,278)
Operating expenses	(203,873)	(111,958)	(355,374)	(206,119)	(525,597)
Operating income/loss (-)	(86,214)	(44,367)	(130,799)	(97,610)	370,292
Net financial results	(28,454)	(2,820)	(34,135)	1,834	(220,233)
Taxes	(373)	(61)	(709)	(129)	(214)
Net income/loss (-)	(115,042)	(47,249)	(165,643)	(95,905)	149,845

BALANCE SHEET
Cash and cash equivalents	2,384,220	1,147,923	2,384,220	1,147,923	1,861,616
Current financial investments	3,182,276	-	3,182,276	-	3,919,216
R&D incentives receivables	116,629	94,288	116,629	94,288	115,356
Assets	5,851,564	1,357,848	5,851,564	1,357,848	6,068,609
Shareholders' equity	2,773,263	1,143,367	2,773,263	1,143,367	2,875,658
Deferred income	2,823,833	96,325	2,823,833	96,325	3,000,646
Other liabilities	254,468	118,157	254,468	118,157	192,305

CASH FLOW
Operational cash flow/operational cash burn (-) (*)	(147,088)	(76,200)	(230,486)	(152,545)	3,162,804
Cash flow generated/used (-) in operating activities	(140,955)	(70,041)	(209,829)	(141,740)	3,208,617
Cash flow generated/used (-) in investing activities	(216,836)	(5,263)	712,804	(8,661)	(3,764,660)
Cash flow generated in financing activities	16,316	3,428	20,246	5,661	1,335,751
Increase / decrease (-) in cash and cash equivalents	(341,473)	(71,876)	523,222	(144,740)	779,708
Transfer to current financial investments	-	-	-	-	(198,922)
Effect of currency exchange rate fluctuation on cash and cash equivalents	(17,878)	(3,102)	(617)	1,866	(9,966)
Cash and cash equivalents at the end of the period	2,384,220	1,147,923	2,384,220	1,147,923	1,861,616

Current financial investments at the end of the period	3,182,276	-	3,182,276	-	3,919,216
Total current financial investments and cash and cash equivalents at the end of the period	5,566,496	1,147,923	5,566,496	1,147,923	5,780,832

FINANCIAL RATIOS
Number of shares issued at the end of the period	65,254,562	54,823,101	65,254,562	54,823,101	64,666,802
Basic income/loss (-) per share (in Euro)	(1.77)	(0.86)	(2.55)	(1.76)	2.60
Diluted income/loss (-) per share (in Euro)	(1.77)	(0.86)	(2.55)	(1.76)	2.49
Share price at the end of the period (in Euro)	175.05	113.45	175.05	113.45	186.50
Total group employees at the end of the period (number)	1,280	837	1,280	837	1,003

(*)We refer to the note on the cash position of our condensed consolidated interim financial report for additional information.

Galapagos NV • H1 Report 2020

Employees per site as of 30 June 2020

(total: 1,280 employees)

24
United Kingdom
147
The Netherlands
4
Germany
613
Belgium
224
France
14
United States
168
Croatia
22
Spain
16
Italy
48
Switzerland

Galapagos NV • H1 Report 2020

Risk factors

We refer to the description of risk factors in the 2019 annual report, pp. 60-69, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 5-49. In summary, the principal risks and uncertainties faced by us relate to: product development, regulatory approval and commercialization; our financial position and need for additional capital; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including the emergence of epidemics such as COVID-19); and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2019 annual report, pp. 189-191, which remains valid.

The Galapagos share

Galapagos NV • H1 Report 2020

Related party transactions
We refer to the statements included under the heading “Related party transactions” in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2020” part of this report.

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non- consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

Filgotinib and all other drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG

NASDAQ: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information provided in the section captioned “Outlook 2020”, guidance from management regarding the expected operational use of cash during financial year 2020, statements regarding the amount and timing of potential future milestones, opt-in and/or royalty payments by Gilead, statements regarding the expected timing, design and readouts of ongoing and planned clinical trials (i) with filgotinib in ulcerative colitis, Crohn’s disease, psoriatic arthritis, ankylosing spondylitis and other indications, (ii) with ziritaxestat (GLPG1690) and GLPG1205 in IPF and with ziritaxestat in SSc, (iii) with GLPG1972 in osteoarthritis, and (iv) with GLPG3970 and GLPG4605 in inflammation, and GLPG4586 in fibrosis, statements relating to interactions with regulatory authorities, the timing of the approval process for filgotinib or expectations regarding receipt of regulatory approval, statements relating to the build-up of our commercial organization for filgotinib, the expected impact of COVID-19, and our strategy, business plans and

Galapagos NV • H1 Report 2020

focus. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2020 revenues and financial results and our 2020 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, psoriatic arthritis, ankylosing spondylitis, idiopathic pulmonary fibrosis, systemic sclerosis, osteoarthritis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy or other reasons), our reliance on collaborations with third parties (including our collaboration partner for filgotinib and ziritaxestat, Gilead, and our collaboration partner for GLPG1972, Servier), estimating the commercial potential of our product candidates and the uncertainties relating to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filing and reports, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos NV • H1 Report 2020

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated statements of income and comprehensive income/loss (-)

(unaudited)

Consolidated income statement

	Second quarter of		Six months ended June 30,
	2020	2019	2020	2019

	(Euro, in thousands, except per share data)		(Euro, in thousands, except per share data)
Revenues	€103,600	€58,738	€201,773	€91,785
Other income	14,059	8,852	22,802	16,724
Total revenues and other income	117,659	67,590	224,575	108,509

Research and development expenditure	(149,114)	(94,372)	(265,877)	(177,567)
Sales and marketing expenses	(17,086)	(3,875)	(26,922)	(5,620)
General and administrative expenses	(37,673)	(13,711)	(62,575)	(22,931)
Total operating expenses	(203,873)	(111,958)	(355,374)	(206,119)

Operating loss	(86,214)	(44,367)	(130,799)	(97,610)

Fair value re-measurement of warrants	(589)	—	(21,118)	—
Other financial income	(25,435)	(1,349)	14,288	5,651
Other financial expenses	(2,431)	(1,472)	(27,305)	(3,816)

Loss before tax	(114,669)	(47,188)	(164,934)	(95,776)

Income taxes	(373)	(61)	(709)	(129)

Net loss	€(115,042)	€(47,249)	€(165,643)	€(95,905)
Net loss attributable to:
Owners of the parent	(115,042)	(47,249)	(165,643)	(95,905)
Basic and diluted loss per share	€(1.77)	€(0.86)	€(2.55)	€(1.76)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2020

Consolidated statement of comprehensive income / loss (-)

	Second quarter of		Six months ended June 30,
	2020	2019	2020	2019

	(Euro, in thousands)		(Euro, in thousands)

Net loss	€(115,042)	€(47,249)	€(165,643)	€(95,905)
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(63)	(215)	338	52
Other comprehensive income / loss (-), net of income tax	(63)	(215)	338	52

Total comprehensive income / loss (-) attributable to:
Owners of the parent	€(115,105)	€(47,463)	€(165,305)	€(95,853)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2020

Consolidated statement of financial position

(unaudited)

	June 30,	December 31,
	2020	2019

	(Euro, in thousands)
Assets
Intangible assets	€39,254	€24,927
Property, plant and equipment	73,786	66,052
Deferred tax assets	4,207	4,205
Non-current R&D incentives receivables	102,790	93,407
Other non-current assets	9,523	14,091
Non-current assets	229,559	202,682

Trade and other receivables	31,351	54,009
Current R&D incentives receivables	13,839	21,949
Current financial investments	3,182,276	3,919,216
Cash and cash equivalents	2,384,220	1,861,616
Other current assets	10,319	9,138
Current assets	5,622,005	5,865,927
Total assets	€5,851,564	€6,068,609

Equity and liabilities

Share capital	€290,462	€287,282
Share premium account	2,723,671	2,703,583
Other reserves	(4,900)	(4,842)
Translation differences	(746)	(1,142)
Accumulated losses	(235,224)	(109,223)
Total equity	2,773,263	2,875,658

Retirement benefit liabilities	8,511	8,263
Non-current lease liabilities	20,384	19,558
Other non-current liabilities	10,691	6,989
Non-current deferred income	2,420,177	2,586,348
Non-current liabilities	2,459,763	2,621,158

Current lease liabilities	6,872	5,826
Trade and other liabilities	179,432	143,434
Current tax payable	1,262	2,037
Current financial instruments	27,316	6,198
Current deferred income	403,656	414,298
Current liabilities	618,538	571,793
Total liabilities	3,078,301	3,192,951
Total equity and liabilities	€5,851,564	€6,068,609

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2020

Consolidated cash flow statement

(unaudited)

	Six months ended June 30,
	2020	2019

	(Euro, in thousands)

Net loss of the period	€(165,643)	€(95,905)

Adjustment for non-cash transactions	87,724	23,278
Adjustment for items to disclose separately under operating cash flow	(1,810)	(2,864)
Adjustment for items to disclose under investing and financing cash flows	(2,363)	(3)
Change in working capital other than deferred income	55,299	(15,918)
Decrease in deferred income	(185,537)	(53,478)

Cash used in operations	(212,329)	(144,890)

Interest paid	(1,406)	(628)
Interest received	5,182	3,866
Corporate taxes paid	(1,276)	(88)

Net cash flows used in operating activities	(209,829)	(141,740)

Purchase of property, plant and equipment	(9,207)	(5,033)
Purchase of intangible fixed assets	(15,673)	(3,535)
Proceeds from disposal of property, plant and equipment	4	2
Purchase of current financial investments	(2,968,597)	—
Interest received related to current financial investments	3,296	—
Sale of current financial investments	3,699,036	—
Acquisition of financial assets	(2,681)	(177)
Proceeds from sale of financial assets held at fair value through profit or loss	6,626	82

Net cash flows generated / used (-) in investing activities	712,804	(8,661)

Payment of lease liabilities	(3,023)	(2,144)
Proceeds from capital and share premium increases from exercise of subscription rights	23,268	7,805

Net cash flows generated in financing activities	20,246	5,661

Increase/decrease (-) in cash and cash equivalents	523,222	(144,740)

Cash and cash equivalents at beginning of year	1,861,616	1,290,796

Increase/decrease (-) in cash and cash equivalents	523,222	(144,740)

Effect of exchange rate differences on cash and cash equivalents	(617)	1,866

Cash and cash equivalents at end of the period	€2,384,220	€1,147,923

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2020

	June 30,
	2020	2019

	(Euro, in thousands)
Current financial investments	€3,182,276	€—
Cash and cash equivalents	2,384,220	1,147,923
Current financial investments and cash and cash equivalents	€5,566,496	€1,147,923

The accompanying notes form an integral part of these condensed consolidated financial statements.

Consolidated statements of changes in equity

(unaudited)

	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total

	(Euro, in thousands)
On January 1, 2019	€236,540	€1,277,780	€(1,557)	€(735)	€(297,779)	€1,214,249
Change in accounting policy ( modified retrospective application IFRS 16)					416	416
Restated total equity at January 1, 2019	236,540	1,277,780	(1,557)	(735)	(297,363)	1,214,665
Net loss					(95,905)	(95,905)
Other comprehensive income			52			52
Total comprehensive income / loss (-)	—	—	52	—	(95,905)	(95,853)
Share-based compensation					16,751	16,751
Exercise of subscription rights	1,935	5,870				7,805
On June 30, 2019	€238,475	€1,283,650	€(1,505)	€(735)	€(376,518)	€1,143,367

On January 1, 2020	€287,282	€2,703,583	€(1,142)	€(4,842)	€(109,223)	€2,875,658
Net loss					(165,643)	(165,643)
Other comprehensive income/loss (-)			396	(58)		338
Total comprehensive income / loss (-)	—	—	396	(58)	(165,643)	(165,305)
Share-based compensation					39,641	39,641
Exercise of subscription rights	3,180	20,089				23,269
On June 30, 2020	€290,462	€2,723,671	€(746)	€(4,900)	€(235,224)	€2,773,263

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2020

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE FIRST SIX MONTHS OF 2020

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ annual report 2019.

Impact of COVID-19 on the financial statements

We refer to the section ‘Covid-19 impact’ in this H1 report for a comprehensive overview of the impact of Covid-19 on the business evolution of Galapagos.

To date we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates, although we continue to face additional risks and challenges associated with the impact of the outbreak.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of December 31, 2019.

New standards and interpretations applicable for the annual period beginning on January 1, 2020 did not have any impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

New accounting policies as a result of recent transactions:

Financial assets at amortized cost

Current financial investments measured at amortized cost

Current financial investments measured at amortized cost include treasury bills that have a maturity equal or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost.

Galapagos NV • H1 Report 2020

DETAILS OF THE UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

Revenues and other income

Revenues

The following table summarizes our revenues for the six months ended June 30, 2020 and 2019.

		Six months ended June 30,
	Over time	2020	2019

		(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees		€180,711	€42,113
Gilead collaboration agreement for filgotinib	Ö	67,992	41,069
Gilead collaboration agreement for drug discovery platform	Ö	112,719	—
AbbVie collaboration agreement for CF	Ö	—	1,044
Milestone payments		6,996	33,383
Gilead collaboration agreement for filgotinib	Ö	6,996	10,034
AbbVie collaboration agreement for CF	Ö	—	23,349
Reimbursement income		6,628	11,344
Novartis collaboration agreement for MOR106	Ö	6,659	10,595
AbbVie collaboration agreement for CF	Ö	(31)	749
Other revenues		7,438	4,944
Fee-for-services revenues	Ö	7,369	4,878
Other revenues		69	66
Total revenues		€201,773	€91,785

Revenues (€201.8 million for the first six months of 2020 compared to €91.8 million for the first six months of 2019) were higher mainly due to the revenue recognition of the upfront payment received in August 2019 from Gilead related to (i) the access and option rights to our drug discovery platform, and (ii) additional consideration received for the extended cost sharing for filgotinib.

The rollforward of the outstanding balance of the current and non-current deferred income between January 1, 2020 and June 30, 2020 can be summarized as follows:

	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform (1)	Deferred income related to contracts in our fee-for-service segment	Deferred income related to grants	Other
	(Euro, in thousands)

On January 1, 2020	€3,000,646	€780,261	€2,220,013	€362	€—	€10

Significant financing component (2)	8,728	8,728

Revenue recognition of upfront	(180,711)	(67,992)	(112,719)
Revenue recognition of milestones	(6,996)	(6,996)

Other movements	2,166			(324)	2,500	(10)

On June 30, 2020	€2,823,833	€714,001	€2,107,294	€38	€2,500	€—

Galapagos NV • H1 Report 2020

(1)	The outstanding balance at January 1,2020 and June 30,2020 comprise the issuance liability for subsequent warrant B and the upfront payment allocated to the drug discovery platform.
(2)	With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

Other income

Other income (€22.8 million for the first six months of 2020, compared to €16.7 million for the first six months of 2019) increased by €6.1 million, mainly driven by higher income from R&D incentives.

Galapagos NV • H1 Report 2020

Results

We realized a net loss of €165.6 million for the first six months of 2020, compared to a net loss of €95.9 million in the first six months of 2019.

We reported an operating loss amounting to €130.8 million for the first six months of 2020, compared to an operating loss of €97.6 million for the first six months of 2019.

Our R&D expenditure in the first six months of 2020 amounted to €265.9 million, compared to €177.6 million in the first six months of 2019. This planned increase was mainly due to an increase of €42.7 million in subcontracting costs primarily related to our filgotinib program, our Toledo program and other clinical programs. Furthermore, personnel costs increased by €35.4 million explained by a planned headcount increase and increased cost of the subscription right plans.

The cost increase for filgotinib for the first six months of 2020 compared to the same period in 2019, was mainly due to the increased cost share from 20/80 to 50/50 on the global development activities effective as from the closing of our collaboration agreement with Gilead on August 23, 2019. As from this date, we also started to share the development costs equally with Gilead for ziritaxestat (GLPG1690), while those costs were carried fully by us before, which is the main driver of the decrease in our costs for this program.

The table below summarizes our R&D expenditure for the six months ended June 30, 2020 and 2019, broken down by program.

	Six months ended June 30,
	2020	2019

	(Euro, in thousands)
Filgotinib program	€(65,541)	€(30,406)
Ziritaxestat program	(29,790)	(41,668)
OA program on GLPG1972	(12,499)	(9,733)
Toledo program	(37,557)	(11,869)
AtD program on MOR106	(9,518)	(12,460)
CF program	(176)	(1,793)
Other programs	(110,797)	(69,638)
Total R&D expenditure	€(265,877)	€(177,567)

Our G&A and S&M expenses were €89.5 million in the first six months of 2020, compared to €28.6 million in the first six months of 2019. This increase mainly resulted from higher personnel costs for €31.3 million due to a planned headcount increase and higher costs for subscription right plans, and increased costs from the preparation of the commercial launch of filgotinib in Europe.

We reported a non-cash fair value loss from the re-measurement of initial warrant B issued to Gilead, amounting to €21.1 million, mainly due to the increased implied volatility of the Galapagos share price.

Net other financial loss in the first six months of 2020 amounted to €13.0 million, compared to net other financial income of €1.8 million in the first six months of 2019, which was primarily attributable to negative changes in (fair) value of current financial investments of €12.5 million. The increase in financial expenses was further explained by the effect of discounting long term deferred income for €8.7 million, offset by net currency gains and interest income.

Segment information

We have two reportable segments: R&D and our fee-for-service business Fidelta, located in Croatia.

Galapagos NV • H1 Report 2020

Segment information for the six months ended June 30, 2020

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€194,404	€7,369		€201,773
Internal revenue		4,475	(4,475)	—
Other income	22,802			22,802
Revenues & other income	217,206	11,844	(4,475)	224,575

Operating result (1)	(134,295)	3,496		(130,799)
Financial (expenses)/income				(34,135)
Result before tax				(164,934)
Income taxes				(709)
Net loss				€(165,643)
(1)	Expenses for subscription right plans under IFRS 2 Share based payments are reported as part of the segment operating results as from 2020.

Segment information for the six months ended June 30, 2019

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€86,907	€4,878		€91,785
Internal revenue		3,581	€(3,581)	—
Other income	16,717	7		16,724
Revenues & other income	103,624	8,466	(3,581)	108,509

Segment result	(81,269)	410		(80,859)
Unallocated expenses (1)				(16,751)
Operating loss				(97,610)
Financial (expenses)/income				1,834
Result before tax				(95,776)
Income taxes				(129)
Net loss				€(95,905)
(1)	Unallocated expenses consist of expenses for subscription right plans under IFRS 2 Share based payments.

The basis of accounting for any transactions between reportable segments is consistent with the valuation rules and with transactions with third parties.

Cash position

Cash and cash equivalents and current financial investments totaled €5,566.5 million on June 30, 2020 (€5,780.8 million on December 31, 2019).

A net decrease of €214.3 million in cash and cash equivalents and current financial investments was recorded during the first six months of 2020, compared to a net decrease of €142.9 million during the first six months of 2019. This net decrease was composed of (i) €230.5 million of operational cash burn, (ii) €23.3 million of cash proceeds from capital and share premium increases from exercise of subscription rights in the first six months of 2020, and (iii) €7.1 million of negative changes in (fair) value of current financial investments and unrealized positive exchange rate differences.

Galapagos NV • H1 Report 2020

The operational cash burn (or operational cash flow if this performance measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/ cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

i.the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated / used (–) in financing activities

ii.the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, included in the net cash flows generated / used (–) in investing activities.

This alternative performance measure is in our view an important metric for a biotech company in the development stage.

The following table represents a reconciliation of the operational cash burn:

	Six months ended June 30,
	2020	2019

	(Euro, in thousands)
Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences)	€523,222	€(144,740)
Minus:
Net proceeds from capital and share premium increases	(23,268)	(7,805)
Net sale of current financial investments	(730,439)	—
Total operational cash burn	(230,486)	€(152,545)

Cash and cash equivalents and current financial investments comprised cash at banks, short-term bank deposits, treasury bills and money market funds. The short-term bank deposits and money market funds are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €1,169.2 million of term deposits that are available upon maximum three month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk.

Cash invested in highly liquid money market funds represented €1,439.6 million and are presented as current financial investments on June 30, 2020 because we are not using them for meeting short-term cash commitments. Since 2020, the current financial investments also include treasury bills, amounting to €1,742.6 million on June 30, 2020.

	June 30,	December 31,
	2020	2019

	(Euro, in thousands)
Cash at banks	€1,214,975	€907,939
Term deposits	1,169,245	953,677
Total cash and cash equivalents	€2,384,220	€1,861,616

On June 30, 2020, our cash and cash equivalents and current financial investments included $1,459.8 million held in U.S. dollars ($1,507.4 million on December 31, 2019) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (-)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €130.4 million.

Finally, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche), to be received in four yearly tranches, and R&D incentives receivables from the Belgian Government, for a total of €116.6 million as at June 30, 2020.

Galapagos NV • H1 Report 2020

Capital increase

On June 30, 2020, Galapagos NV’s share capital was represented by 65,254,562 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the period ended June 30, 2020.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights	Closing share price on date of capital increase
					( in Euro/ subscription right)	( in Euro/ share)
On January 1, 2020	64,666,802	€287,282	€2,703,583	€2,990,865

March 17, 2020 : exercise of subscription rights	152,220	824	4,531	5,355	35.18	141.40

May 28, 2020 : exercise of subscription rights	435,540	2,356	15,558	17,914	41.13	186.60

On June 30, 2020	65,254,562	€290,462	€2,723,671	€3,014,133

Galapagos NV • H1 Report 2020

Note the cash flow statement

	Six months ended June 30,
	2020	2019

	(Euro, in thousands)
Adjustment for non-cash transactions
Depreciation and amortization	€9,008	€5,653
Share-based compensation expenses	39,641	16,751
Increase in retirement benefit liabilities and provisions	174	168
Unrealized exchange results and non-cash other financial expenses	(4,015)	(1,424)
Discounting effect of deferred income	8,728	—
Fair value re-measurement of warrants	21,118	—
Net change in (fair) value of current financial investments	12,484	—
Fair value adjustment financial assets held at fair value through profit or loss	354	2,130
Other non-cash costs	233	—
Total adjustment for non-cash transactions	87,724	23,278

Adjustment for items to disclose separately under operating cash flow
Interest expense	2,602	452
Interest income	(5,121)	(3,445)
Tax expense	709	129
Total adjustment for items to disclose separately under operating cash flow	(1,810)	(2,864)

Adjustment for items to disclose under investing and financing cash flows
Gain (-)/loss on sale of fixed assets	83	(3)
Interest income related to current financial investments	(2,447)	—
Total adjustment for items to disclose under investing and financing cash flows	(2,363)	(3)

Change in working capital other than deferred income
Decrease / increase (-) in inventories	(47)	3
Decrease / increase (-) in receivables	19,056	(32,895)
Increase in payables	36,290	16,974
Total change in working capital other than deferred income	€55,299	€(15,918)

The increase in the costs of our subscription right plans is primarily related to the issuance of our subscription right plans 2020 to a higher number of beneficiaries as well as a higher fair value of the attached subscription rights mainly due to the increase in the price and the volatility of the Galapagos share. Under these subscription right plans, 2,173,335 subscription rights were granted to the beneficiaries of the plans. The subscription rights have an exercise term of eight years as of the date of the offer and have an exercise price of €168.42 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer on April 17, 2020). The subscription rights are not transferable and can in principle not be exercised prior to January 1, 2024. Each subscription right gives the right to subscribe to one new Galapagos share.

gg

Gilead warrants B

Galapagos NV • H1 Report 2020

The issuance of initial warrant B was approved on October 22, 2019 by the extraordinary general meeting of shareholders and is not yet exercised by Gilead at June 30, 2020. The fair value measurement of this financial liability is categorized as level 3 in the fair value hierarchy. Initial warrant B has been valued on the basis of a Longstaff-Schwartz Monte Carlo model. The input data used in the model were derived from market observations (volatility, discount rate and share price) and from management estimates (number of shares to be issued and applied discount for lack of marketability). The recognized fair value loss of €21.1 million was mainly the result of an increase in the implied volatility of our share price between December 31, 2019 and June 30, 2020. The fair value of the financial liability related to the initial warrant B amounted to €27.3 million on June 30, 2020 and was presented as a current financial instrument.

Subsequent warrant B is still subject to approval by an extraordinary general meeting of shareholders and is therefore still presented as issuance liability in our deferred income.

Contingencies and commitments

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On June 30, 2020 we had outstanding obligations for purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

	(Euro, in thousands)
Purchase commitments	€299,000	€216,700	€77,559	€4,663	€78

In addition we have engaged a property developer for the construction of a building in Leiden.

At June 30, 2020, we were committed to leases which have not yet started. The total future cash outflows for leases that had not yet commenced were as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

			(Euro, in thousands)

Lease commitments not yet commenced	€5,606	€5,606	€—	€—	€—

In addition to the table above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €560.1 million at June 30, 2020 for which we have direct purchase commitments of €18.3 million at June 30, 2020 reflected in the table above.

Contingent liabilities and assets

We refer to our annual report 2019 for a description of our contingent liabilities and assets.

Related party transactions

On April 17, 2020, the members of the management board were offered new subscription rights under Subscription Right Plan 2020, subject to acceptance. The final number of accepted subscription rights under Subscription Right Plan 2020 was enacted by notary deed on July 2, 2020. The members of the management board accepted all subscription rights offered to them. Under Subscription Right Plan 2020, the subscription rights have an exercise term of eight years as of the date of the offer. The exercise price of the subscription rights is €168.42 (the average closing price of the share on Euronext Amsterdam and Brussels during the thirty days preceding the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. For all the beneficiaries, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights are not transferable and can in principle not be exercised prior to January 1, 2024.

Galapagos NV • H1 Report 2020

On May, 6 and 7, 2020, the members of the management board were offered new restricted stock units (‘RSUs’), subject to acceptance. The RSUs are offered for no consideration. The members of the management board accepted all RSUs offered to them. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The first RSU grant will vest in full three years after the offer date. The second RSU grant has a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2021. For the members of the management board, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares. The RSUs are not transferable.

The table below sets forth the number of subscription rights offered under Subscription Right Plan 2020 and the total number of RSUs accepted by each member of the management board during the first six months of 2020:

Name	Title	Number of 2020 subscription rights offered	Number of 2020 RSUs accepted
Onno van de Stolpe	Chief Executive Officer	85,000	18,317
Piet Wigerinck	Chief Scientific Officer	40,000	12,080
Bart Filius	Chief Operating Officer; Chief Financial Officer	50,000	12,600
Andre Hoekema	Chief Business Officer	30,000	832
Walid Abi-Saab	Chief Medical Officer	40,000	12,080
Michele Manto	Chief Commercial Officer	30,000	5,920

We note that Dr. Elisabeth Svanberg was appointed as an independent member of the supervisory board by the shareholders’ meeting on April 28, 2020. With the implementation of the new two-tier governance structure, the mandate of Mr. Onno van de Stolpe as member of the board of directors ended on April 28, 2020, as it is not possible to be a member of the supervisory board and the management board at the same time. Mr. Onno van de Stolpe continues his mandate as member and chairman of the management board and CEO.

During the first six months of 2020, there were no changes to related party transactions disclosed in the 2019 annual report that potentially had a material impact on the financials of the first six months of 2020.

Events after the end of the reporting period

There were no adjusting events nor material non-adjusting events to be reported.

Galapagos NV • H1 Report 2020

GLOSSARY OF TERMS

Glossary of terms, to be read only in conjunction with this H1 Report 2020.

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5

ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

(anti-)TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

ARGS neoepitope

Byproduct of the breakdown of cartilage by aggrecanase, can be used as a biomarker for cartilage breakdown

ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measured ASDAS scores in the TORTUGA trial with filgotinib in AS

Assays

Laboratory tests to determine characteristics

Atherogenic index

Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis (AtD)

Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

ATS

Galapagos NV • H1 Report 2020

ATS, the American Thoracic Society improves global health by advancing research, patient care, and public health in pulmonary disease, critical illness, and sleep disorders

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)

An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF and SSc

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model

A preclinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

Cash position

Current financial investments and cash and cash equivalents

CDAI

Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Galapagos NV • H1 Report 2020

Clinical proof-of-concept (PoC)

Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical device industry

Corticosteroids

Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation

Crohn’s disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cutaneous lupus

Cutaneous lupus is a heterogeneous autoimmune skin disease that can present itself as an organ-specific disease (e.g. in the skin only) or as a systemic disease involving multiple organs

Cutaneous lupus erythematosus

Lupus affecting the skin. In this autoimmune disease, the body's immune system attacks healthy skin

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis was measured in the EQUATOR trial with filgotinib in psoriatic arthritis

DARWIN

Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported n 2015. DARWIN 3 is a long term extension trial in which all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg. The week 156 results from DARWIN 3 were reported in 2019

DAS28 (CRP)

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DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Deep venous thrombosis (DVT)

The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DLCO

DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

DMARDs

Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis

Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis and was also measured in the EQUATOR trial with filgotinib

EQUATOR

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A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet

An approved drug (pirfenidone) for IPF, marketed by Roche

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FEV

Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath

Fibrotic score

The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor, currently under review for approval in RA in the U.S., Europa and Japan. Filgotinib is partnered with Gilead for the development and commercialization of filgotinib in a number of diseases. Filgotinib currently is in Phase 3 trials in UC, CD and PsA, and Phase 2 trials in additional indications

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLORA

A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange

FRI

Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

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FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

G&A expenses

General & administrative expenses

GLPG0555

A compound currently in Phase 1 with undisclosed mode of action directed toward inflammation

GLPG0634

Molecule number currently known as filgotinib

GLPG1205

A GPR84 inhibitor fully proprietary to us. We initiated the PINTA patient trial with GLPG1205 in IPF

GLPG1690

Molecule currently known as ziritaxestat

GLPG1972/S201086

GLPG1972/S201086, also referred to as GLPG1972, is a novel mode-of-action product candidate that is part of the OA collaboration with Servier. Galapagos and Servier are recruiting the ROCCELLA global Phase 2b trial with GLPG1972/S201086

GLPG2737

A compound currently in Phase 1 with undisclosed novel mode of action. This compound is part of the CF collaboration with AbbVie but Galapagos regained rights outside of CF

GLPG3121

A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation

GLPG3312

A compound part of the Toledo family with an undisclosed mode of action directed towards inflammation (IBD)

GLPG3535

A compound with an undisclosed mode of action currently in the preclinical phase directed towards fibrosis

GLPG3667

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A compound currently in Phase 1 with an undisclosed mode of action directed toward inflammation

GLPG3808

A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation

GLPG3970

A compound that completed Phase 1 and is part of the Toledo family with an undisclosed mode of action toward inflammation

GLPG4059

A compound with undisclosed mode of action currently in the preclinical phase directed toward metabolic diseases

GLPG4124

A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis

GLPG4259

A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation

GLPG4399

A compound part of Toledo family with undisclosed mode of action currently in the preclinical phase directed toward inflammation

GLPG4471

A compound with undisclosed mode of action currently in the preclinical phase directed toward inflammation

GLPG4586

A compound with undisclosed mode of action currently in the preclinical phase directed toward fibrosis. This is the first preclinical candidate to emerge from the collaboration with Fibrocor

GLPG4605

A compound part of the Toledo family with undisclosed mode of action currently in the preclinical phase directed toward fibrosis

GPR84 inhibitor

Drug candidate aimed at inhibiting or blocking G-protein coupled receptor 84. GLPG1205 is a GPR84 inhibitor aimed at IPF

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Histopathology

Microscopic examination of tissues for manifestations of a disease

IBD

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Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IL-17C

IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Inspiratory capacity

Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA

Phase 3 clinical program investigating GLPG1690 in IPF patients. The ISABELA Phase 3 program consists of two identically designed trials, ISABELA 1 and ISABELA 2, and will enroll a total of 1,500 IPF patients combined

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Lipoprotein

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Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA

Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte

Type of white blood cell that is part of the immune system

MACE

Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANTA

A Phase 2 semen analysis trial with filgotinib in male patients with CD or UC

MANTA-RAy

Phase 2 semen analysis trial with filgotinib in male patients with RA, PsA, or AS

Membranous lupus nephritis

Membranous lupus nephritis is an inflammation of the kidneys caused by systemic lupus erythematosus and is characterized by the presence of subepithelial immune complex deposits seen on kidney biopsy

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. In October 2019 Novartis, MorphoSys and Galapagos jointly announced the end of the clinical development program of MOR106 in patients with atopic dermatitis

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells

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Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Nonalcoholic steatohepatitis (NASH)

NASH is liver inflammation and damage caused by a buildup of fat in the liver. It is part of a group of conditions called nonalcoholic fatty liver disease

NOVESA

A Phase 2 trial to evaluate GLPG1690 in systemic sclerosis (SSc)

Ofev

An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids

Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PENGUIN

Phase 3 trials with filgotinib in psoriatic arthritis

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Phenotypic screening

Phenotypic screening is a strategy used in drug discovery to identify molecules with the ability to alter a cell’s disease characteristics. Animal models and cell-based assays are both strategies used to identify these molecules. In contrast to target-based drug discovery, phenotypic screening does not rely on knowing the identity of the specific drug target or its hypothetical role in the disease. A key benefit this approach has over target-based screening, is its capacity to capture complex biological mechanisms that are not otherwise achievable

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PINTA

Phase 2 trial with GPR84 inhibitor GLPG1205 in IPF patients

Pivotal trials

Registrational clinical trials

Placebo-controlled

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof-of-concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A Proof-of-Concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

Proof-of-concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis

Extreme itching, as observed in AtD patients

Psoriatic arthritis (PsA)

Psoriatic arthritis or PsA is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

Pulmonary embolisms

A blockage in one of the pulmonary arteries in the lungs

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA

Global Phase 2b trial together with our collaboration partner Servier, evaluating GLPG1972/S201086 (GLPG1972) in osteoarthritis (OA)

Galapagos NV • H1 Report 2020

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SEC

Securities Exchange Commission in the US

SELECTION

Phase 3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome

Sjögren’s syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

S&M expenses

Sales and marketing expenses

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Spondylitis

About 20% of patients with psoriatic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measured spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Systemic sclerosis (SSc)

Systemic sclerosis (SSc) or scleroderma is an autoimmune disease. One of the most visible manifestations is hardening of the skin. In diffuse cutaneous SSc, which has one of the highest mortality rates among rheumatic diseases, fibrosis occurs in multiple organs, such as the lung

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine.

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Galapagos NV • H1 Report 2020

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measured tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Toledo

Toledo is a code name for a target family with a novel, undisclosed mode of action

Topical corticosteroids

Corticosteroids which are administered through the skin using an ointment

TORTUGA

Phase 2 trial with filgotinib in patients with ankylosing spondylitis. In 2018, we and Gilead reported that TORTUGA met its primary endpoint.

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis

Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

Venous thrombotic events

When a blood clot breaks loose and travels in the blood, this is called a venous thromboembolism (VTE). The abbreviation DVT/PE refers to a VTE where a deep vein thrombosis (DVT) has moved to the lungs (PE or pulmonary embolism)

Ziritaxestat

Formerly known as GLPG1690. Ziritaxestat is a novel drug candidate targeting autotaxin, with potential application in IPF & SSc. Topline results from the Phase 2a FLORA trial were reported in August 2017. The ISABELA Phase 3 program was initiated in 2018 and the NOVESA Phase 2 trial in SSc was initiated in early 2019. Gilead retained the rights on GLPG1690 in IPF outside of Europe in 2019

Financial calendar

November 05, 2020 (webcast November 06)

Third quarter 2020 Results

February 18, 2021 (webcast February 19)

Full Year 2020 Results

Financial year

The financial year starts on January 1 and ends on December 31.

Auditor

Deloitte Bedrijfsrevisoren CVBA, represented by Nico Houthaeve

Luchthaven Nationaal 1, bus J, 1930

Zaventem, Belgium

Galapagos NV • H1 Report 2020

Colophon

Concept, design, and online programming

nexxar GmbH, Vienna - Online annual reports and online sustainability reports

www.nexxar.com

Photography

Frank van Delft

Copy deadline: August 06, 2020

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Contact

Elizabeth Goodwin Vice President Investor Relations Galapagos NV 230 Third Ave Waltham, MA 02451, United States Tel. +1 781 291 3750 Mob. +1 781 460 1784 Email: ir@glpg.com
Sofie Van Gijsel Senior Director Investor Relations Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 485 19 14 15 Email: ir@glpg.com
Carmen Vroonen Senior Director Corporate Communications Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium Tel. +32 15 34 28 24 Email: communications@glpg.com

Galapagos NV • H1 Report 2020